

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2024

Virginia Johnson
Chief Legal Officer
Aspen Aerogels, Inc.
30 Forbes Road, Building B
Northborough, Massachusetts 01532

> **Re: Aspen Aerogels, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 2, 2024**
> **File No. 333-279072**

Dear Virginia Johnson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenna Hough at 202-551-3063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Nishant Dharia